September 29, 2026

Via EDGAR filing

Division of Investment Management

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tema ETF Trust

Form AW - Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

On behalf of Tema ETF Trust, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 11 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001999371-24-006987). The Amendment was filed on June 3, 2024 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Tema Saudi Arabia Vision 2030 ETF (the “Fund”) for sale to the public. The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public. No securities were offered or sold pursuant to the Amendment.

The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. The Registrant’s CIK number is 0001944285. It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to the undersigned at (202) 973-2727, counsel to the Trust.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench